February 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Duc Dang

Re:               Hanover Capital Mortgage Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-155091)

Dear Mr. Dang:

Hanover Capital Mortgage Holdings, Inc., pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 3:00 p.m., Eastern Standard Time on February 17, 2009, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Mark I. Sokolow of Sonnenschein Nath & Rosenthal LLP, at (212) 768-6942.

Very truly yours,

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

		By:	/s/ JOHN A. BURCHETT
John A. Burchett
President and Chief Executive Officer

cc:	Securities and Exchange Commission
Mark Rakip
Kevin Woody
Karen J. Garnett

Simpson Thacher & Bartlett LLP
Peter J. Gordon